TALISMAN

E N E R G Y

TALISMAN ENERGY REPORTS A RECORD $1.7 BILLION IN CASH FLOW
FIRST GAS FROM NORTHERN FIELDS PROJECT

CALGARY, Alberta, July 29, 2008 – Talisman Energy Inc. reported its operating and financial results for the second quarter of 2008.

- Cash flow[1] during the quarter was a record $1.7 billion, an increase of 44% from a year ago and up 37% from the first quarter of 2008. Cash flow from continuing operations[1] was also $1.7 billion.
- Net income was $426 million, down 23% from a year earlier, largely due to gains on asset sales in 2007, increased charges for stock-based compensation and mark-to-market losses on derivative contracts during the quarter.
- Earnings from continuing operations[1] were $846 million, also a record, up 167% compared to the second quarter in 2007, largely driven by higher commodity prices.
- Production averaged 432,000 boe/d, 4% below the second quarter of 2007, mainly due to the sale of non-core assets, but 3% above the previous quarter.
- Production from continuing operations averaged 425,000 boe/d, 3% above the same quarter of last year and 3% higher than the previous quarter.
- Netbacks were up 63% from a year earlier, reaching a record $61.33/boe.
- Net debt[1] at quarter end was $3.6 billion, down from $4.3 billion at December 31, 2007.
- The Company announced a new strategy in May and has made significant progress in the intervening two months, notably in its unconventional oil and natural gas programs in North America.
- First gas from Northern Fields in PM-3 CAA in Malaysia/Vietnam was achieved in July as planned.
- Talisman closed the sale of non-strategic assets in Denmark and Canada in the second quarter.

"This was a very successful quarter, highlighted by exceptional cash flow generation," said John A. Manzoni, President and Chief Executive Officer. "We generated a record $1.7 billion in cash flow, an increase of 37% over the first quarter of 2008, on the back of a 29% increase in prices over the past three months.

"As a result of a very promising start for our North American unconventional strategy, we are increasing our capital spending plans. Total Company spending for 2008 is now expected to be approximately $5.5 billion, an increase of $500 million, with the final amount dependent on continuing the success we have had in accelerating the unconventional programs. Of the total, $2.5 billion has been allocated to North America, of which $1.5 billion will be spent on unconventional programs. The Company expects to fund the 2008 capital program from cash flow.

"Earnings from continuing operations also reached a new record of $846 million. Net income was down, with higher gains on asset sales in 2007, the effect of stock-based compensation charges and the mark-to-market impact of derivative contracts. The majority of the mark-to-market losses relate to commodity derivative contracts put in place in 2007 to lock in natural gas prices for the Rev development in Norway

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[1] The terms "cash flow", "cash flow from continuing operations", "earnings from continuing operations" and "net debt" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

and, in the first quarter of 2008, to ensure the Company would be in a position to fund higher capital spending levels associated with its new strategy.

 "Production for the quarter came in slightly higher than expected and we expect continuing growth in the second half despite the impact of asset sales. Much of the growth will come from Southeast Asia with the startup of the Northern Fields gas development and strong sales from the Corridor field. UK liquids volumes will increase with higher Tweedsmuir production. The Rev development in Norway, which was on schedule until very recently, has been delayed until early 2009. We still believe our production guidance to be achievable for the year, but given the impact of the Rev delay, it will likely be closer to the lower end of the range.

"I am very pleased with the execution of our North American unconventional oil and gas programs, our ability to quickly scale up drilling in some areas and the transition from pilots to development. When we rolled the strategy out in May, we expected to drill up to 130 wells this year. Plans have now been expanded and we currently expect to drill over 160 wells.

"In June, we announced a strategic partnership with a US company, Hallwood Energy L.P. This provides Talisman with unconventional opportunities in West Texas and Arkansas, as well as access to Hallwood's renowned expertise, and the relationship is working very well.

"In the Hinton area of the Outer Foothills, Talisman recently acquired 25,000 net acres of land and now has 190 drilling locations. We have drilled eight successful Hinton wells this year, including a recent gas discovery, which tested at 15 mmcf/d. We are now developing the area with four active rigs and looking to expand further.

"In the Montney area, we drilled 18 wells to date and are expanding our drilling program significantly. We now expect to expand to nine rigs and plan to drill over 30 wells in the second half of the year.

"In the Bakken light oil play, we have three rigs running and drilled 11 wells year- to-date. Four wells came on production at average initial rates of 190 bbls/d.

"In Appalachia, we are mobilizing our first dedicated shale rig. We have also participated in a number of promising non-operated wells.

In Quebec, we have a rig on location recompleting the Gentilly well and are preparing to drill the first of up to four wells planned for this year.

"Another commitment in the strategy was to focus the portfolio. As part of this effort, we recently completed the sale of assets in Denmark, as well as our Lac La Biche assets in Canada and our remaining oil sands leases. We also announced the sale of our Beatrice oil field in the UK, which is expected to close later this year. Preparations are underway to sell our assets in the Netherlands and Trinidad and Tobago, in addition to further sales of non-core UK assets.

"In line with the objective of increasing the quality of our global exploration portfolio, we added a world class opportunity with the recently announced entry into the Kurdistan region within northern Iraq. In Colombia, we were successful in acquiring acreage in a recent bid round. In Vietnam, the appraisal of the Hai Su Den Field will commence with the first of two back-to-back wells on Block 15-2/01 expected to spud in September.

"In terms of growing our existing asset base, a number of projects are expected to deliver additional production volumes in 2008, 2009 and beyond. First gas from the Northern Fields development in PM-3 CAA in Malaysia/Vietnam was achieved in July as planned, with production expected to increase as three pre-drilled wells are brought onstream. In Vietnam, Song Doc will come onstream later this year. The Northern Fields oil development and Yme project in Norway are on track to startup in 2009. We also signed a memorandum of understanding with the Indonesian national oil company to look at improving oil recoveries from older fields.

 "We are also making changes to the organization to underpin implementation of the strategy, including expanding and reorganizing our North American business as we grow our unconventional programs. We recently announced the addition of Scott Thomson as Chief Financial Officer to bring together the various financial functions, including capital management. Scott has settled in very well with the team and is already making a strong contribution.

"We have made substantial progress in line with our new strategy this quarter and I am looking forward to building on these early steps."

Talisman Generates a Record $1.7 Billion in Cash Flow

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
Cash flow ($ million)	**1,691**	1,177	**2,923**	2,181
Cash flow per share[2]	**1.66**	1.13	**2.87**	2.09
Cash flow from continuing operations ($ million)	**1,656**	1,079	**2,865**	2,052
Net income ($ million)	**426**	550	**892**	1,070
Net income per share	**0.42**	0.53	**0.88**	1.02
Earnings from continuing operations ($ million)	**846**	317	**1,322**	587
Earnings from continuing operations per share [2]	**0.83**	0.30	**1.30**	0.56
Average shares outstanding (million)	**1,019**	1,040	**1,019**	1,046

Cash flow for the quarter was $1.7 billion, an increase of 44% from a year earlier. Significant increases in both oil and natural gas prices more than offset the impact of a stronger Canadian dollar, lower production volumes (reflecting asset sales) and higher operating costs and taxes. Cash flow per share increased 47%, reflecting the impact of share repurchases in 2007.

Cash flow from continuing operations was also $1.7 billion, up 53% from 2007.

Earnings from continuing operations totalled $846 million, an increase from $317 million a year earlier and $476 million in the first quarter. This metric adjusts net income for significant one time events and non-operational items such as the mark-to-market effect of changes in share prices on stock-based compensation expense, unrealized mark-to-market gains and losses on commodity derivatives and changes to tax rates. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Net income was $426 million, down from $550 million a year ago, in part due to gains on asset sales of $203 million in the prior year.

[2] The terms "cash flow per share" and "earnings from continuing operations per share" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

Total Depreciation, Depletion and Amortization (DD&A) expense from continuing operations was $653 million, up 19% from the same period last year, principally related to increased production, higher drilling and development costs and increased capital expenditure. However, unit DD&A costs from continuing operations increased 8%, averaging $16/boe. Talisman recorded an expense of $270 million relating to its stock option and cash unit plans. The stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units at the end of the quarter.

The Company's after-tax realized loss on commodity derivatives for the quarter was $52 million. Talisman also recorded an unrealized after-tax loss of $344 million. As of July 25, the total mark-to-market after tax loss on held-for-trading financial instruments had fallen by approximately $180 million from the end of the quarter as a result of lower commodity prices.

The Company's effective tax rate averaged 58% during the quarter, compared to 48% in the same period of 2007, mainly due to increased stock-based compensation expense and mark-to-market losses on commodity derivative contracts in Canada, which has a lower tax rate than other jurisdictions. A normalized tax rate for the quarter (excluding the effect of mark-to-market losses on commodity derivatives) would have been 44%.

The average number of shares outstanding was down 2%, reflecting share repurchases in 2007. The Company did not buy back shares in the first half of 2008.

At June 30, Talisman's long-term debt was $3.6 billion, down from $4.9 billion ($4.3 billion net of cash) at December 31, 2007.

The Company spent $1.1 billion on exploration and development during the quarter, up from the $1.0 billion spent in the previous quarter and approximately $950 million in the same quarter of the previous year.

Production from Continuing Operations Up 3%

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
Oil and liquids (bbls/d)	**219,307**	245,349	**217,966**	248,603
Natural gas (mmcf/d)	**1,276**	1,231	**1,246**	1,270
Total (mboe/d)	**432**	450	**426**	460
Continuing operations (mboe/d)	**425**	411	**418**	419

Production for the quarter averaged 432,000 boe/d, 4% below the same quarter of 2007, mainly due to the sale of non-core assets, which produced 29,000 boe/d in the second quarter of 2007; however, volumes were 3% above the previous quarter.

Production from continuing operations (excluding production from assets sold or held for sale) averaged 425,000 boe/d during the quarter, up 3% from both the previous quarter and a year ago. Of note, natural gas volumes were up 18% in Southeast Asia and 13% in North America. Oil and liquids volumes in Scandinavia were up 9%.

Netbacks Reach a Record $61.33/boe

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
Sales	**94.46**	60.50	**83.89**	57.97
Hedging gain (loss)	**(0.37)**	0.51	**(0.31)**	0.80
Royalties	**17.23**	10.01	**15.08**	9.87
Transportation	**1.52**	1.32	**1.33**	1.36
Operating expenses	**14.01**	12.07	**13.55**	11.88
Netback ($/boe)	**61.33**	37.61	**53.62**	35.66
Oil and liquids netback ($/bbl)	**81.01**	44.45	**69.95**	41.25
Natural gas netback ($/mcf)	**6.83**	4.91	**6.07**	4.85

Netbacks increased to a record $61.33/boe, up 63% from the second quarter of 2007. The main reason was a 90% increase in the benchmark WTI oil price, which averaged US$124 /bbl in the quarter. A stronger Canadian dollar versus the US$ (up 9%) mitigated the effect of oil prices somewhat. NYMEX and AECO natural gas prices were approximately 40% higher than a year ago.

Talisman's royalty rate averaged 19% during the quarter, up from 17% a year earlier, with increases in Southeast Asia and North Africa due to higher commodity prices.

Unit operating costs increased 16% compared to the previous year. UK unit operating costs were up 29% year over year, primarily reflecting lower volumes from both scheduled and unplanned shutdowns. However, UK unit operating costs were relatively unchanged versus the first quarter of 2008. Unit costs were lower in Scandinavia as volumes increased and higher in North America with processing fees and property taxes. In Southeast Asia, unit costs increased due to the timing of liftings and replacement costs of a riser in Australia. The Company expects unit operating costs to fall in the second half of 2008 as production volumes increase.

North America

In North America, Talisman's production averaged approximately 188,000 boe/d in the quarter, unchanged from the same period in 2007 and a 4% increase over the previous quarter. North American natural gas production was 888 mmcf/d, up 3% from a year ago and 5% from the first quarter, with new production coming on in the latter part of the first and second quarters of 2008.

Production from continuing operations was up 11% from the same period in 2007, largely due to development success in Monkman, the Alberta Foothills and Bigstone/Wild River and up 3% from the previous quarter.

On July 11th, Talisman completed the sale of Leases 10 and 6 in the Athabasca oil sands region.

Conventional

New production records were set in Monkman, reaching 142 mmcf/d (sales gas) in May with production in the quarter averaging 137 mmcf/d, 80% above the second quarter of 2007. Half of the increase over last year was due to new wells coming on production and the remainder reflects a turnaround in 2007. The Brazion a-26-E well came on production in mid-April at a constrained rate of 40 mmcf/d sales gas (80% working interest).

In the Alberta Foothills, production averaged 193 mmcf/d in the quarter, an increase of 10% over the same period in 2007. A Cabin Creek well (100% Talisman) tested at 14 mmcf/d (gross raw gas) and is expected to come on production in the third quarter of 2008.

Talisman's Midstream Operations transported and processed 637 mmcf/d in the quarter, 15% above the second quarter of 2007.

In June, Talisman closed an agreement to sell its interest in its non-strategic Lac La Biche property in northeast Alberta for $247 million. Production from the property in 2007 averaged 4,712 boe/d.

In Wyoming, the Bear Canyon well reached total depth on March 28th. The rig has been moved off the location and will be brought back to test later in 2008. The next well in the program, Hogback Ridge in Utah, is currently drilling.

Unconventional

Talisman has achieved significant progress in implementing and executing its recently announced unconventional strategy in North America. The Company continued to build on its 2.5 million net acre unconventional land base and is expanding and accelerating a number of drilling programs. As a result, spending on unconventional programs increased by $500 million and is now expected to total approximately $1.5 billion in 2008, with the final amount dependent on the success of continuing to accelerate the unconventional program.

In May, the Company set out plans to drill up to 130 wells in new unconventional areas. In the first six months of the year, the Company completed 34 development wells and eight Talisman operated pilot wells. With continuing success in a number of areas, this program has been expanded to over 50 pilot wells and approximately 110 development wells for the year.

The Company increased production by 25% over the same period in 2007 in Bigstone/Wild River. A new production record was set in April, reaching 172 mmcf/d, with production averaging 168 mmcf/d in the quarter.

In the Outer Foothills, the Company recently acquired 25,000 net acres of land in the Hinton region and now holds over 80,000 net acres with 190 identified drilling locations. A total of eight successful wells have been drilled at Hinton year-to-date, with a recent discovery testing at 15 mmcf/d (gross raw gas). Talisman moved from two zone to five zone completions. The Company has four drilling rigs in the area and is looking to expand this.

The Company is also expanding its Montney program. A total of 18 wells have been drilled to date, including two pilots, and Talisman plans to drill over 30 wells in the second half of the year (up from a plan of 19) and expects to expand to nine rigs.

In the Bakken light oil play, Talisman has three drilling rigs operating and drilled 11 of a planned 56 wells in 2008. Four wells are on production with initial rates averaging 190 bbls/d per well.

In Appalachia, Talisman is mobilizing its first dedicated shale rig. Partner operated results from one horizontal and two vertical wells in the shale are very promising, but still in the cleanup phase. In New York State, new legislation has been signed that permits conforming spacing units up to 640 acres for horizontal drilling into the Marcellus Shale. The State has also undertaken to update its Environmental Quality Review Act to facilitate increased activity in the shale.

In Quebec, a rig is recompleting the Gentilly well and the Company is planning to drill up to four wells by the end of the year.

UK

Production from continuing operations in the UK averaged 96,303 boe/d during the quarter, down 7% from the same period in 2007 and up 9% from the first quarter 2008. Production during the second quarter was impacted by scheduled maintenance shutdowns at the Blake, Ross, Auk, Fulmar and Clyde platforms, as well as unplanned shutdowns at the Piper and Claymore platforms. These reductions were offset by improved throughput at Tweedsmuir following production facility modifications and new production from Enoch, Duart and Blane, which came onstream in 2007.

Tweedsmuir production averaged 22,235 boe/d (net) during the quarter, an increase of 68% over the first quarter, as commissioning of the Tweedsmuir Phase 2 project neared completion. By the end of June, a peak daily production rate of 33,000 boe/d (net) had been attained. Final commissioning of the platform gas plant is continuing. The Company now expects Tweedsmuir to average 23,000 boe/d (net) for the year.

During the quarter, an appraisal drilling program was carried out in the Burghley field, which is planned as a tieback to the Balmoral platform. Also during the quarter, development wells were drilled in the Andrew field and in the Netherlands. At the end of the quarter, development drilling was progressing at Claymore and Ross.

Scandinavia

Production from continuing operations in Scandinavia averaged 33,042 boe/d during the quarter, up 11% over the second quarter of 2007 and down 4% from the first quarter of 2008. The production increase over 2007 was due to new production from Blane, which came onstream in the third quarter 2007, and good performance of development wells drilled at Gyda and the Brage fields. The increase was partially offset by natural declines at Varg and Veslefrikk.

During the quarter, a successful long-reach development well was drilled at Gyda and had an initial gross production rate of 3,500 bbls/d. A successful well was also drilled adjacent to Varg and started production at 3,600 bbls/d. In addition, development wells were drilled at Brage and Veslefrikk. At the end of the quarter, development drilling was progressing at Gyda, Varg, Brage and Veslefrikk.

Development of the Rev Field, located on the Norwegian continental shelf close to the UK Border, continued. During the quarter, Rev subsea wells were tied back to the third-party operated Armada platform and the Rev module was lifted onto Armada in April. Progress towards the planned August 2008 production startup continued until the end of June. At the end of June, the operator of Armada informed Talisman that safety critical maintenance work at Armada would take priority over the Rev work until the temporary floating accommodation unit finishes its contract in early August. Although there is only limited work remaining on Rev, it will not be possible to complete Rev until the floating accommodation unit returns in the fourth quarter of 2008. As a consequence, first production from Rev is now expected in early 2009.

First oil is expected from the Yme redevelopment project in the second half of 2009.

In April 2008, Talisman announced the sale of the non-strategic Siri assets in Denmark for $95 million. The transaction closed on June 18, 2008.

During the quarter, Talisman participated in the Yoda and Trow exploration wells, both of which were plugged and abandoned.

Southeast Asia

In Southeast Asia, production averaged 90,847 boe/d, comparable to the same period last year and slightly above the last quarter. Indonesian production averaged 57,242 boe/d, 22% higher than the same period last year and 8% higher than the previous quarter, primarily due to increased West Java natural gas sales and higher Singapore gas takes. In Malaysia/Vietnam, production averaged 30,172 boe/d, 23% lower than the same period last year and 12% lower than the previous quarter, mainly due to natural declines and a scheduled maintenance shutdown at PM-3 CAA.

Natural gas volumes from PM-3 CAA are expected to increase from approximately 175 mmcf/d to 250 mmcf/d as development drilling continues for the remainder of 2008 and into 2009. Three gas wells were successfully drilled in the Northern Fields, with all wells meeting or exceeding expectations. A second rig commenced drilling in May. Drilling operations and progress on the Bunga Orkid-A processing and accommodation platform to be installed later this year are on schedule for first oil in the first half of 2009.

In Indonesia, natural gas sales to West Java increased from 80 mmcf/d to an average of 100 mmcf/d in line with plan. Talisman's gas sales in Indonesia averaged 271 mmcf/d, up 26% from a year ago and Indonesia set a new weekly production record of 64,321 boe/d in this quarter.

Talisman also signed a memorandum of understanding with Pertamina, the national oil company, that provides the opportunity to evaluate and participate in two enhanced oil recovery projects. In addition, a 3D seismic survey was completed at Pasangkayu in preparation for the first exploration well to be drilled in 2009. Talisman was also awarded two Joint Study Agreements in the Sageri area and bid on a new exploration licence in a recent bid round.

In Vietnam, Phase 2 drilling operations for the Song Doc development will commence at the beginning of the third quarter with the completion of the five pre-drilled wells. First oil is expected with the arrival of the Floating Production and Storage Offloading vessel at the beginning of the fourth quarter of 2008. The Hai Su Bac well was drilled in the quarter and was a small oil discovery. The Hai Su Nau exploration well was drilled to a total depth of 4,644 meters and was suspended. The well will be subject to further testing in the fourth quarter of 2008.

Production in Australia was 3,414 bbls/d, 25% lower than the same period last year primarily due to riser failures and 72% higher than the last quarter due to reconfiguration of the Corallina gas lift. The failed Corallina riser will be replaced in the third quarter, which is expected to restore full production by the fourth quarter. Following the successful Kitan exploration program in the first quarter and a successful appraisal well in the second quarter, a Declaration of Commerciality was made for the discovery and a Development Plan is currently being prepared.

Other Areas

In Talisman's other areas, production was down 5% compared to the same period a year ago, averaging 20,113 boe/d. Production in Algeria was 14,754 boe/d, an increase of 14% from the same period in 2007, due to Greater MLN development drilling in 2007, and a facility maintenance shutdown that reduced rates in April 2007.

In Trinidad and Tobago, production averaged 4,470bbls/d, down 37% from the same period a year earlier due to a scheduled maintenance shutdown in April 2008. Progress continued towards sanction of the Angostura gas project, with sanction expected in the third quarter of 2008. Talisman has initiated the sale of the Trinidad and Tobago assets. The sale is expected to be completed in early 2009.

In Colombia, the Huron-1 well on the Niscota Block spud in mid-June. The Company also acquired 3D seismic in the El Caucho Block. A Talisman subsidiary was a joint bidder in the winning bids on two large Technical Evaluation Agreement areas. Talisman's subsidiary will operate one of the blocks. In Peru, preparations continue towards drilling an appraisal well at the Situche discovery, which is expected to spud at the end of 2008.

Two of Talisman's wholly-owned subsidiaries have entered into agreements with the Kurdistan Regional Government (KRG) within Iraq for Blocks K44 and K39. Talisman has a 40% interest in Block K44, with WesternZagros Limited holding 40% as operator and the KRG retaining 20%. The Sarqala well spudded on May 8 and is currently drilling on Block K44. On Block K39, Talisman has entered into a seismic option agreement with the KRG for two years, following which it will have the option to enter into a Production Sharing Contract as operator of the block with a 60% working interest and a one well commitment in the first year.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Senior Manager, Corporate & Investor Communications	Christopher J. LeGallais Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail:tlm@talisman-energy.com	Email: tlm@talisman-energy.com

18-08

Early Successes on the New Strategy

On May 20th, the Company announced a new strategy with a four-part action plan, details of which can be found on Talisman's website. Significant progress has been made, including:

1. Focusing the Portfolio

    - In North America, the Company sold assets at Lac La Biche and its remaining oil sands leases.
    - In the North Sea, the sale of its Siri assets (Denmark) has been completed. The sale of the Beatrice field (UK) is expected to close later in the year.
    - The Company has initiated the sale of its assets in Trinidad and Tobago and the Netherlands.

2. Grow Existing Areas

    - Natural gas production has started at the Northern Fields in Southeast Asia. Oil production is on schedule for the first half of 2009.
    - Natural gas volumes in Indonesia reached a new record, up 26% from a year ago.
    - North America gas volumes (from continuing operations) were up 13% and Scandinavia oil and liquids volumes were up 9%.
    - The Company signed a memorandum of understanding with Pertamina to examine opportunities for enhanced oil recovery in Indonesia.

3. New Growth Opportunities

    - Talisman increased spending on unconventional oil and natural gas programs in North America to approximately $1.5 billion.
    - The Company entered into an agreement with Hallwood Energy L.P., which provides entry into US unconventional plays and augments the Company's technical expertise.
    - Talisman drilled eight operated pilot and 34 unconventional development wells, year- to- date, and plans to at least triple this drilling level in the second half of the year.
    - The Company has mobilized drilling rigs in both Quebec and Appalachia.

4. Optimize Global Exploration

    - During the quarter, two wholly-owned subsidiaries of Talisman entered into agreements with the Kurdistan Regional Government within Iraq for interests in two exploration blocks. This is a world class hydrocarbon basin and fits well with Talisman's global expertise and exploration strategy. The region has the potential to become a core producing area for the Company.
    - The Company is drilling a well in Colombia and was recently awarded two blocks in the heavy oil bid round.
    - The Company is finalizing plans for preparations to drill an appraisal well at the Situche discovery in Peru, which is expected to spud prior to year end.
    - In Indonesia, Talisman was awarded two Joint Study Agreements in the offshore Sageri area.

Earnings from Continuing Operations

Earnings from operations adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense, unrealized mark-to-market gains and losses on commodity derivatives and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

($ million, except per share amounts)

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
Net income	**426**	550	**892**	1,070
Operating income from discontinued operations	**30**	49	**40**	87
Gain on disposition of discontinued operations	**91**	203	**88**	480
Net income from discontinued operations	**121**	252	**128**	567
Net income from continuing operations	**305**	298	**764**	503
Unrealized loss (gain) on commodity derivatives[1] (tax adjusted)	**344**	(16)	**395**	1
Unrealized gain on Canadian Oil Sands Trust units (tax adjusted)	**-**	(33)	**-**	(23)
Stock- based compensation[2] (tax adjusted)	**191**	30	**184**	59
Future tax charge (recovery) of unrealized foreign exchange gains (losses) on foreign denominated debt[3]	**6**	64	**(21)**	73
Tax rate reductions and other[3]	**-**	(26)	**-**	(26)
Earnings from continuing operations[4]	**846**	317	**1,322**	587
Earnings from continuing operations per share[4]	**0.83**	0.30	**1.30**	0.56

1. Unrealized loss on commodity derivatives relates to the change in the period of the mark-to-market value of the Company's outstanding commodity derivatives.
2. Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at June 30. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
3. Tax adjustments reflect a Canadian tax rate decrease in the second quarter of 2007, as well as future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
4. This is a non-GAAP measure. Please refer to the section in this press release entitled Non-GAAP Financial Measures for further explanation and details.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow and cash flow from continuing operations (which are non-GAAP measures of financial performance).

($ million, except per share amounts)

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
Cash provided by operating activities	**1,538**	999	**2,850**	2,088
Changes in non-cash working capital	**153**	178	**73**	93
Cash flow[1]	**1,691**	1,177	**2,923**	2,181
Cash provided by discontinued operations	**(35)**	(98)	**(58)**	(129)
Cash flow from continuing operations	**1,656**	1,079	**2,865**	2,052
Cash flow per share[1]	**1.66**	1.13	**2.87**	2.09
Cash flow from continuing operations per share[1]	**1.63**	1.04	**2.81**	1.96

1. This is a non-GAAP measure. Please refer to the section in this press release entitled Non-GAAP Financial Measures for further explanation and details.

Forward-Looking Information

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- estimated amounts and sources of capital expenditures;
- estimates of future sales, production, production growth and operations performance;
- business plans for drilling, exploration, development, redevelopment and estimated timing;
- business strategy, business strategy review and plans;
- estimated timing and results of new projects, including the timing of new production;
- expected dispositions and timing;
- estimates of unit operating costs; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Information regarding oil and gas reserves, business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir-risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- the risk that adequate pipeline capacity to transport gas to market may not be available;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- competitive actions of other companies, including increased competition from other oil and gas companies;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- results of the Company's risk mitigation strategies, including insurance and hedging activities; and
- the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this press release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman's Consolidated Financial Statements as at and for the year ended December 31, 2007, which were filed with Canadian and US securities authorities on March 7, 2008, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this press release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, cash flow from continuing operations, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow from continuing operations, earnings from continuing operations and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity.

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Net debt is calculated by adjusting the Company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2008	2007	**2008**	2007
Financial				
(millions of C$ unless otherwise stated)				
Cash flow (1)	**1,691**	1,177	**2,923**	2,181
Net income	**426**	550	**892**	1,070
Exploration and development expenditures	**1,053**	943	**2,066**	2,240
Per common share (C$)				
Cash flow (1)	**1.66**	1.13	**2.87**	2.09
Net income	**0.42**	0.53	**0.88**	1.02
Production				
(daily average)				
Oil and liquids (bbls/d)				
North America	**40,311**	44,637	**40,200**	46,000
UK	**90,709**	105,661	**87,361**	103,715
Scandinavia	**32,426**	29,931	**32,880**	30,916
Southeast Asia	**35,847**	43,962	**36,537**	46,740
Other	**20,014**	21,158	**20,988**	21,232
Total oil and liquids	**219,307**	245,349	**217,966**	248,603
Natural gas (mmcf/d)				
North America	**888**	860	**868**	891
UK	**38**	77	**37**	91
Scandinavia	**20**	14	**20**	14
Southeast Asia	**330**	280	**321**	274
Total natural gas	**1,276**	1,231	**1,246**	1,270
Total mboe/d (2)	**432**	450	**426**	460
Prices (3)				
Oil and liquids (C$/bbl)				
North America	**105.27**	56.67	**93.07**	55.07
UK	**123.25**	74.89	**110.78**	69.93
Scandinavia	**129.08**	77.11	**113.98**	70.71
Southeast Asia	**136.86**	81.42	**117.91**	79.14
Other	**141.12**	78.45	**120.90**	73.94
Total oil and liquids	**124.66**	73.32	**110.16**	69.36
Natural gas (C$/mcf)				
North America	**10.25**	7.65	**9.08**	7.65
UK	**9.76**	6.47	**9.16**	7.19
Scandinavia	**6.77**	4.59	**6.28**	4.51
Southeast Asia	**11.67**	7.58	**10.41**	6.95
Total natural gas	**10.55**	7.53	**9.38**	7.43
Total (C$/boe) (2)	**94.46**	60.50	**83.89**	57.97

(1) Cash flow and cash flow per share are non-GAAP measures.

(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

(3) Prices are before hedging.

Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	June 30 2008	December 31 2007
		(restated)
Assets		
Current		
Cash and cash equivalents	88	536
Accounts receivable	1,713	1,143
Inventories	174	107
Prepaid expenses	27	12
Assets of discontinued operations	55	335
	2,057	2,133
Other assets	156	171
Goodwill	1,489	1,406
Property, plant and equipment	19,339	17,710
	20,984	19,287
Total assets	23,041	21,420
Liabilities		
Current		
Bank indebtedness	15	15
Accounts payable and accrued liabilities	2,875	1,889
Income and other taxes payable	742	388
Liabilities of discontinued operations	18	128
	3,650	2,420
Deferred credits	35	21
Asset retirement obligations	2,041	1,915
Other long-term obligations	283	140
Long-term debt	3,639	4,862
Future income taxes	4,430	4,099
	10,428	11,037
Contingencies		
Shareholders' equity		
Common shares	2,439	2,437
Contributed surplus	64	64
Retained earnings	6,441	5,651
Accumulated other comprehensive income (loss)	19	(189)
	8,963	7,963
Total liabilities and shareholders' equity	23,041	21,420

Prior period balances have been restated to reflect the financial position of discontinued operations and the reclassification of certain amounts to conform to current year presentation.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

(millions of C$)	Three months ended June 30 2008	Three months ended June 30 2007 (restated)	Six months ended June 30 2008	Six months ended June 30 2007 (restated)
Revenue				
Gross sales	**3,861**	2,234	**6,329**	4,380
Hedging (loss)/gain	**(14)**	21	**(24)**	67
Gross sales, net of hedging	**3,847**	2,255	**6,305**	4,447
Less royalties	**732**	380	**1,109**	720
Net sales	**3,115**	1,875	**5,196**	3,727
Other	**41**	44	**76**	74
Total revenue	**3,156**	1,919	**5,272**	3,801
Expenses				
Operating	**549**	424	**991**	904
Transportation	**60**	52	**103**	108
General and administrative	**75**	53	**139**	113
Depreciation, depletion and amortization	**653**	547	**1,185**	1,116
Dry hole	**70**	113	**140**	213
Exploration	**115**	59	**172**	129
Interest on long-term debt	**35**	52	**79**	97
Stock-based compensation	**270**	43	**260**	85
Loss/(gain) on held-for-trading financial instruments	**530**	(63)	**598**	(26)
Other	**(11)**	(8)	**(24)**	(22)
Total expenses	**2,346**	1,272	**3,643**	2,717
Income from continuing operations before taxes	**810**	647	**1,629**	1,084
Taxes				
Current income tax	**538**	109	**804**	279
Future income tax (recovery)	**(110)**	166	**(63)**	160
Petroleum revenue tax	**77**	74	**124**	142
	505	349	**865**	581
Net income from continuing operations	**305**	298	**764**	503
Net income from discontinued operations	**121**	252	**128**	567
Net income	**426**	550	**892**	1,070
Per common share (C$)				
Net income from continuing operations	**0.30**	0.29	**0.75**	0.48
Diluted net income from continuing operations	**0.29**	0.28	**0.73**	0.47
Net income from discontinued operations	**0.12**	0.24	**0.13**	0.54
Diluted net income from discontinued operations	**0.12**	0.24	**0.12**	0.53
Net income	**0.42**	0.53	**0.88**	1.02
Diluted net income	**0.41**	0.52	**0.86**	1.00
Average number of common shares outstanding (millions)	**1,019**	1,040	**1,019**	1,046
Diluted number of common shares outstanding (millions)	**1,043**	1,066	**1,040**	1,072

Prior period balances have been restated to reflect the results of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

(millions of C$)	Three months ended June 30 2008	Three months ended June 30 2007	Six months ended June 30 2008	Six months ended June 30 2007
		(restated)		(restated)
Operating				
Net income from continuing operations	305	298	764	503
Items not involving cash	1,236	722	1,929	1,420
Exploration	115	59	172	129
	1,656	1,079	2,865	2,052
Changes in non-cash working capital	(153)	(178)	(73)	(93)
Cash provided by continuing operations	1,503	901	2,792	1,959
Cash provided by discontinued operations	35	98	58	129
Cash provided by operating activities	1,538	999	2,850	2,088
Investing				
Capital expenditures				
Exploration, development and other	(1,056)	(920)	(2,052)	(2,182)
Property acquisitions	(278)	-	(375)	(4)
Proceeds of resource property dispositions	-	16	-	16
Changes in non-cash working capital	136	(356)	234	(317)
Discontinued operations, net of capital expenditures	326	490	300	673
Cash used in investing activities	(872)	(770)	(1,893)	(1,814)
Financing				
Long-term debt repaid	(1,197)	(459)	(2,364)	(1,035)
Long-term debt issued	492	820	1,030	1,776
Common shares purchased	-	(624)	-	(921)
Common share dividends	(102)	(91)	(102)	(91)
Deferred credits and other	5	12	14	(6)
Changes in non-cash working capital	(3)	-	(3)	-
Cash used in financing activities	(805)	(342)	(1,425)	(277)
Effect of translation on foreign currency cash and cash equivalents	10	(2)	20	(3)
Net increase in cash and cash equivalents	(129)	(115)	(448)	(6)
Cash and cash equivalents, net, beginning of period	202	173	521	64
Cash and cash equivalents, net, end of period	73	58	73	58
Cash and cash equivalents	88	104	88	104
Bank Indebtedness	15	46	15	46
	73	58	73	58

Prior period balances have been restated to reflect the cash flows of discontinued operations.